CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee[1]

Bear Market PLUS due June 4, 2007	$224,123,000	$23,981.16

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $23,981.16 fee with respect to the $224,123,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $1,451,796.34 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 60
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
for PLUS	Dated May 12, 2006
Dated February 21, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Bear Market PLUS due June 4, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based Inversely on the Value of the S&P 500® Index

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement. At maturity you will receive for each $1,000 principal amount of PLUS that you hold an amount in cash that may be more or less than the principal amount based inversely upon the closing value of the S&P 500® Index at maturity.
Final Terms:
Underlying index:	S&P 500® Index
Aggregate principal amount:	$224,123,000
Pricing date:	May 12, 2006
Original issue date:	May 17, 2006
Maturity date:	June 4, 2007
Original issue price:	$1,000 per PLUS
Interest rate:	None
Denominations:	$1,000 and integral multiples thereof
Bull market or bear market PLUS:	Bear market PLUS
Payment at maturity:	An amount of cash per PLUS equal to:
• if the final average index value is less than or equal to the initial index value, $1,000 plus the enhanced downside payment; or
• if the final average index value is greater than the initial index value, $1,000 less the upside reduction amount, subject to a minimum payment at maturity
Enhanced downside payment:	The product of (i) $1,000 and (ii) the leverage factor and (iii) the index percent decrease
Upside reduction amount:	The product of (i) $1,000 and (ii) the index percent increase
Leverage factor:	305%
Index percent decrease:	A fraction, the numerator of which is the initial index value minus the final average index value and the denominator of which is the initial index value
Index percent increase:	A fraction, the numerator of which is the final average index value minus the initial index value and the denominator of which is the initial index value
Initial index value:	1,302.28
Final average index value:	The arithmetic average of the closing values of the S&P 500 Index on each of the index valuation dates.
Index valuation dates:	May 29, 2007, May 30, 2007 and May 31, 2007; provided that if there is a market disruption event on any scheduled index valuation date or if any scheduled index valuation date is not otherwise an index business day, such index valuation date will be the immediately succeeding index business day on which no market disruption event shall have occurred. If either of the first two index valuation dates is postponed pursuant to the preceding sentence, each of the following index valuation date(s) will be the index business day(s) next succeeding such postponed index valuation date(s).
Minimum payment at maturity:	$0 per PLUS
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	61748A551

The PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company(1)

Per PLUS	$1,000.00	$1.50	$998.50
Total	$224,123,000	$336,184.50	$223,786,815.50
(1)	Plus accrued interest, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for PLUS dated February 21, 2006:
  http://sec.gov/Archives/edgar/data/895421/000095010306000371/feb2106_424b2-plus.htm

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     “Performance Leveraged Upside Securities” and “PLUS” are our service marks.

Your Return on the PLUS

     No guaranteed return of principal; no interest. Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. If the final average index value is greater than the initial index value, we will pay to you an amount in cash per PLUS that is less than the $1,000 issue price of each PLUS by an amount proportionate to the increase in the value of the S&P 500 Index, subject to the minimum payment at maturity of $0. The PLUS are not callable prior to maturity.

     Payment at maturity. At maturity, you will receive for each $1,000 principal amount of PLUS that you hold an amount in cash based inversely upon the value of the S&P 500 Index, determined as follows:

•	If the final average index value is less than or equal to the initial index value, you will receive for each $1,000 principal amount of PLUS that you hold a payment at maturity equal to:

$1,000	+	enhanced downside payment,

where,

enhanced downside payment	=	$1,000	×	305%	×	index percent decrease

and

initial index value – final average index value
index percent decrease	=
initial index value

•	If the final average index value is greater than the initial index value, you will receive for each $1,000 principal amount of PLUS that you hold a payment at maturity equal to:

$1,000	–	upside reduction amount

subject to a minimum payment at maturity of $0,

where,

upside reduction amount	=	$1,000	×	index percent increase

and

final average index value – initial index value
index percent increase	=
initial index value

Investing in the PLUS is not equivalent to investing in the S&P 500 Index or its component stocks.

     Postponement of maturity date. If the last scheduled index valuation date is postponed as described under “Index valuation dates” on the cover of this pricing supplement and the last index valuation date as so postponed is less than two index business days prior to the scheduled maturity date, the maturity date will be the second scheduled index business day following the last index valuation date as postponed.

Hypothetical Payouts on the PLUS at Maturity

     For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor. The graph is based on the following terms:

•	Issue price per PLUS:	$1,000
•	Initial index value:	1,302.28
•	Leverage factor:	305%
•	Minimum payment at maturity:	$0

     Where the final average index value is less than the initial index value, the payment at maturity on the PLUS reflected in the graph below is greater than the $1,000 principal amount per PLUS. Where the final average index value is greater than the initial index value, the payment at maturity on the PLUS reflected in the graph below is less than the $1,000 principal amount per PLUS.

The Underlying Index

     The S&P 500 Index. The S&P 500 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index” in the prospectus supplement for PLUS.

     License Agreement. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®” and “500®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. The PLUS have not been passed on by S&P as to their legality or suitability. The PLUS are not issued, endorsed, sold or promoted by S&P. S&P makes no warranties and bears no liability with respect to the PLUS. See “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for PLUS.

     Historical Information. The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the S&P 500 Index for each quarter in the period from January 1, 2001 through May 12, 2006. The index closing value on May 12, 2006 was 1,291.24. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500 Index on the index valuation date. The payment of dividends on the stocks that underlie the S&P 500 are not reflected in the level of the index and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500 Index	High	Low	Period End

2001
First Quarter	1,373.73	1,117.58	1,160.33
Second Quarter	1,312.83	1,103.25	1,224.42
Third Quarter	1,236.72	965.80	1,040.94
Fourth Quarter	1,170.35	1,038.55	1,148.08
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,300.25
Second Quarter (through
May 12, 2006)	1,311.56	1,285.33	1,291.24

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the PLUS by taking positions in futures contracts on the S&P 500 Index. Such sale activity could have decreased the value of the S&P 500 Index, and therefore the value at which the S&P 500 Index must close on the index valuation date before you would receive at maturity a payment that exceeds the principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

Risk Factors

     The PLUS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     PLUS do not pay interest or guarantee return of principal. If the final average index value is greater than the initial index value, you will receive an amount in cash that is less than the $1,000 issue price of each PLUS by an amount proportionate to the increase in the value of the S&P 500 Index and will lose money on your investment.

     Secondary trading may be limited. There may be little or no secondary market for the PLUS. You should be willing to hold your PLUS to maturity.

     Market price of the PLUS will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value of the S&P 500 Index at any time and on the determination date, the volatility of the S&P 500 Index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the PLUS, the dividend rate on the stocks underlying the S&P 500 Index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

     Adjustments to the S&P 500 Index could adversely affect the value of the PLUS. S&P may discontinue or suspend calculation or publication of the S&P 500 Index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued S&P 500 Index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

     The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests. The hedging or trading activities of our affiliates on or prior to the pricing date and on the valuation date could adversely affect the value of the S&P 500 Index and, as a result, could decrease the amount you may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, could have decreased the value at which the underlying index must close on the index valuation date before you receive a payment at maturity that exceeds the principal amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash you will receive at maturity.

     Investing in the PLUS is not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the S&P 500 Index or its component stocks. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that comprise the S&P 500 Index.

     Although we believe that the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-7 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

ERISA

     See “ERISA” in the prospectus supplement for PLUS.

United States Federal Income Taxation

     Although the U.S. federal income tax consequences of an investment in the PLUS are uncertain, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.